EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended March 31,
	2002	2001
	( in thousands )
EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating undistributed earnings of 20%—to 50%-owned affiliates	$69,223	$118,930
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	8,149	13,833

Earnings as defined	$77,372	$132,763

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$6,592	$12,461
Interest capitalized	159	231
Portion of rental expense representative of the interest factor	1,557	1,372
Preferred stock dividends of majority-owned subsidiary companies	20	20

Fixed charges as defined	$8,328	$14,084

RATIO OF EARNINGS TO FIXED CHARGES	9.29	9.43

E-2